March 22, 2006	Mayer, Brown, Rowe & Maw LLP 1909 K Street, N.W. Washington, D.C. 20006-1101

Main Tel (202) 263-3000 Main Fax (202) 263-3300 www.mayerbrownrowe.com

Peter H. White Direct Tel (202) 263-3391 Direct Fax (202) 263-5391 pwhite@mayerbrownrowe.com

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Cecilia D. Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Washington, D.C. 20549-5546

Re:	EP MedSystems, Inc.

Dear Ms. Blye:

On behalf of EP MedSystems, Inc. (the “Company”), I am writing in response to your letter dated March 1, 2006 to the Company, in which you request a detailed response to certain comments you raised with respect to public disclosures made, and to be made, by the Company. This letter sets forth the Company’s responses to your comments and includes a copy of certain disclosures the Company intends to make in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”). To facilitate your review of the Company’s proposed disclosure, this letter keys its responses to your comments, specifically identifying the places where disclosure will be incorporated in the Company’s 2005 Form 10-K, where practicable.

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1.	We note your disclosure under Note 10 Commitments and Contingencies in your Form 10-Q for the quarter ended September 30, 2005. In light of the legal expenses and other indirect costs associated with the Iranian and Syrian sales, including the $911,000 incurred during a quarter in which you generated approximately $4.2 million of revenues, it appears that, in addition to any financial statements disclosure, the body of your Form 10-K for the fiscal year ended December 31, 2005 should address such sales, their indirect costs and associated risks to you and/or your reputation. For example, it appears that you should address your historical and ongoing operations in Iran and Syria in Management’s Discussion and Analysis, and summarize the associated costs and risks in your discussion of risk factors. Although you believe that it is not possible at this time to predict the outcome of the investigations, the amount of additional expenses and indirect costs you may incur, or the impact of costs of resolving the matters, it appears that risk factor disclosure is appropriate in light of the expenses and indirect costs incurred to date. We note in this regard that in your Form 10-K for the fiscal year ended December 31, 2004, you identify non-compliance with U.S. export license requirements as a risk factor in the first bullet point on page 40 under the heading “We are subject to risks associated with sales in multiple countries.”

Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C.

Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

Cecilia D. Blye

March 22, 2006

The risk factor and other disclosure in your Form 10-K for the fiscal year ended December 31, 2005, regarding your contacts with Iran and Syria should make clear that the license requirements to which you refer are in place because of those countries’ status as U.S. State Department-designated state sponsors of terrorism. Please provide us with the text of your proposed disclosure.

Response: In response to your comment, the Company will include under Item 1.A captioned “Risk Factors” in the Company’s 2005 Form 10-K the disclosure set forth on Annex A to this letter and under Item 7 captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s 2005 Form 10-K the disclosure set forth on Annex B to this letter. In the risk factor disclosure included in Annex A, the Company discloses that the U.S. Attorney’s Office for the District of New Jersey has orally informed the Company that it will not prosecute the Company in connection with the sale of its products into Iran. The Company is seeking confirmation of this information from the U.S. Attorney’s Office prior to filing its Form 10-K.

2.	We note your statement that Company products were sold into Syria in 2002 and 2005. Please quantify the transactions with Syria relative to your 2002 and 2005 revenues, and address the materiality of the revenues derived in those transactions.

Response: The Company’s sales into Syria have not been material to our business or results of operations. In 2005, we sold one heart monitoring system to a hospital in Syria through a distributor for approximately $65,000 (compared with Company net sales of $16.7 million in 2005). In 2002, we made sales into Syria of approximately $83,000 (compared with Company net sales of $12.4 million in 2002). We believe that our sales into Syria for the foreseeable future will continue to be immaterial. The Company will include under Item 7 captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in the Company’s 2005 Form 10-K the disclosure set forth on Annex B to this letter, which addresses the materiality of the Company’s sales in Syria.

Mayer, Brown, Rowe & Maw LLP

Cecilia D. Blye

March 22, 2006

The Company acknowledges that it is responsible for the adequacy of the disclosure in its 2005 Form 10-K, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s 2005 Form 10-K, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments.

Sincerely,

/s/ Peter H. White
Peter H. White

cc: David A. Jenkins

Attachments

Mayer, Brown, Rowe & Maw LLP

Cecilia D. Blye

March 22, 2006

Annex A

Our export controls may not be adequate to ensure compliance with United States export laws, especially when we sell our product to distributors over which we have limited control.

The United States government has declared an embargo that restricts the export of products and services to a number of countries, including Iran, Syria, Sudan and Cuba, for a variety of reasons, including the support by these countries of terrorism. We sell our products through distributors in Europe, Asia and the Middle East, and in such circumstances, the distributor is responsible for interacting with the end user of our products, including to assist in the set up of any products purchased by such end user. In order to comply with United States export laws, we have instituted export controls including training for our personnel in export restrictions and requirements, appointing an export control officer to oversee our export procedures, executing agreements with our distributors that include defining their territory for sale and requirements pertaining to United States export laws, obtaining end user information from our distributors and screening it to restricted party lists maintained by the United States government. While we believe that these procedures are adequate to prevent the export or re-export of our products into countries under embargo by the United States government, we cannot assure you that our products will not be exported or re-exported by our distributors into such restricted countries. In particular, our control over what our distributors do with our products is necessarily limited, and we cannot assure you that they will not sell our products to an end user in a country in violation of United States export laws. Any violation of United States export regulations could result in substantial legal, consulting and accounting costs, and significant fines and/or criminal penalties. In the event that our products are exported to countries under a United States trade embargo in violation of applicable United States export laws and regulations, such violations, costs and penalties or other actions that could be taken against us could adversely affect our reputation and/or have an adverse effect on our business, financial condition, prospects or results of operations.

We have sold and may continue to sell, with a license, our products into countries that are under embargo by the United States and as a result have incurred and may continue to incur significant legal, consulting and accounting fees and may place our Company’s reputation at risk.

United States export laws permit the sale of medical products to certain countries under embargo by the United States government if the seller of such products obtains a license to do so, which requirements are in place because the United States has designated such countries as state sponsors of terrorism.

Certain of our products have been sold in Syria under license through a distribution agreement with an independent distributor. In addition, certain of our products were distributed in Iran without United States governmental authorization. The aggregate revenue generated by sales of our products into Syria and Iran have been immaterial to our business and results of operations.

Mayer, Brown, Rowe & Maw LLP

Cecilia D. Blye

March 22, 2006

We may continue to supply medical devices to Syria and other countries that are under embargo by the United States government upon obtaining all necessary licenses. We do not believe, however, that our sales into such countries will be material to our business or results of operations. There are risks we face in selling to countries under United States embargo, including, but not limited to, possible damage to our reputation for sales to countries that are deemed to support terrorism, and failure of our export controls to limit sales strictly to the terms of the relevant license, which failure may result in civil and criminal penalties. In addition, we may incur significant legal, consulting and accounting costs in ensuring compliance with our export licenses to countries under embargo. Any damage to our reputation from such sales, failure to comply with the terms of our export licenses or the additional costs we incur in making such sales could have a material adverse impact on our business, financial condition, prospects or results of operations.

Sales of our products into Iran are under investigation by the United States Department of Commerce, and we cannot assure you that such investigation will not result in significant fines or penalties that could have a material adverse effect on the Company’s business, financial condition, prospects, or results of operations.

The United States Department of Commerce has requested certain information relating to, and is conducting an investigation into, certain sales of our products into Iran. In addition, the Commission is conducting an informal inquiry to determine whether there have been violations of certain provisions of the federal securities laws in connection with the Company’s financial and accounting reporting, including relating to disclosures the Company made in its Form 8-K filed with the Commission on August 12, 2005 regarding the ongoing government investigation of sales by the Company of its products into Iran. We are cooperating fully with the federal government in connection with these matters. In addition, the United States Department of Justice, through the United States Attorney’s Office for the District of New Jersey, had also requested certain information and had initiated an investigation into the sales of our products into Iran. In March 2005, the United States Attorney’s Office for the District of New Jersey informed the Company that it will not prosecute the Company in connection with this matter.

Based on the Company’s investigation of these matters to date, management believes that a limited number of the Company’s heart monitor systems were distributed to medical facilities in Iran without United States governmental authorization. We believe the aggregate revenues generated by these transactions were not material to the Company’s cumulative financial results during the period in which the transactions occurred. At this time, we do not have a license to sell products in Iran and have not entered into any agreements with distributors to distribute our products in Iran. We have incurred legal, consulting and accounting expenses associated with the investigations by the United States Department of Justice, Department of Commerce and the Commission, amounting to $911,000 in the third quarter of 2005 and $519,000 in the fourth quarter of 2005. We cannot assure you that the ongoing investigations by the Department of Commerce and the Commission will not result in significant costs, fines or penalties that could have a material adverse effect on our business, financial condition, prospects, or results of operations. See “Item 3. Legal Proceedings” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information regarding these investigations and their effects on us.

Mayer, Brown, Rowe & Maw LLP

Cecilia D. Blye

March 22, 2006

Annex B

Operations in Syria and Iran

Certain of our products have been sold in Syria under license through a distribution agreement with an independent distributor. In addition, certain of our products were distributed in Iran without United States governmental authorization. The aggregate revenue generated by sales of our products into Syria and Iran have been immaterial to our business and results of operations.

We may continue to supply medical devices to Syria and other countries that are under embargo by the United States government upon obtaining all necessary licenses. We do not believe, however, that our sales into such countries will be material to our business or results of operations. There are risks we face in selling to countries under United States embargo, including, but not limited to, possible damage to our reputation for sales to countries that are deemed to support terrorism, and failure of our export controls to limit sales strictly to the terms of the relevant license, which failure may result in civil and criminal penalties. In addition, we may incur significant legal, consulting and accounting costs in ensuring compliance with our export licenses to countries under embargo. Any damage to our reputation from such sales, failure to comply with the terms of our export licenses or the additional costs we incur in making such sales could have a material adverse impact on our business, financial condition, prospects or results of operations. See “Item 1.A Risk Factors” for additional information regarding our sales into Syria.

The Department of Justice and Department of Commerce have requested certain information relating to, and are conducting investigations into, certain sales of our products into Iran. Based on the Company’s investigation of these matters to date, management believes that a limited number of the Company’s heart monitor systems were distributed to medical facilities in Iran without United States governmental authorization. We believe the aggregate revenues generated by these transactions were not material to the Company’s cumulative financial results during the period in which the transactions occurred. At this time, we do not have a license to sell products in Iran and have not entered into any agreements with distributors to distribute our products in Iran. We have incurred legal, consulting and accounting expenses associated with these investigations by the Department of Justice, Department of Commerce and the Commission, amounting to $911,000 in the third quarter of 2005 and $519,000 in the fourth quarter of 2005. We cannot assure you that these investigations will not result in significant fines or penalties that could have a material adverse effect on our business, financial condition, prospects, or results of operations. See “Item 3. Legal Proceedings” for more information regarding these investigations and their effects on us.